UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Portland General Electric Company

(Name of Issuer)

Common Stock, no par

(Title of Class of Securities)

736508847

(CUSIP Number)

John J. Ray, III

BDHLR, LLC

c/o Enron Creditors Recovery Corp.

1331 Lamar Street, Suite 1600, Houston, Texas 77010

Phone Number: (713) 853-6161

Copy To:

John T. McCarthy, Esq.

D. Mark McMillan, Esq.

Bell, Boyd & Lloyd LLP

70 W Madison St., Suite 3100, Chicago, Illinois 60602

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 18, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 736508847

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)	Enron Disputed Claims Reserve N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO

This statement constitutes Amendment No. 6 to the statement on Schedule 13D as previously filed (the “Original Schedule 13D”) by the Enron Disputed Claims Reserve on April 5, 2006, as amended by Amendment No. 1 filed on May 3, 2006, and as further amended by Amendment No. 2 filed on June 2, 2006, Amendment No. 3 filed on October 3, 2006, Amendment No. 4 filed on February 1, 2007, and Amendment No. 5 filed on April 2, 2007.  Unless specifically defined herein, capitalized terms shall have the same meaning as set forth in the Original Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Sub-items (a) and (b) of Item 5 are amended and restated in their entirety as follows:

(a) and (b)  For the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Person owns no shares of Common Stock and does not have voting or dispositive power with respect to any shares of Common Stock.

Sub-item (c) of Item 5 is hereby amended to add the following information:

On June 1, 2007, 324,293 shares of Common Stock were distributed from the DCR to holders of allowed claims pursuant to the Plan.  In addition, on June 18, 2007, the remaining 23,658,106 shares of Common Stock owned by the DCR were offered and sold to the public, through an underwritten public offering, at a price of $26.00 per share.

Sub-item (e) of Item 5 is hereby amended and restated in its entirety as follows:

(e)  On June 18, 2007, the DCR ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2007

Enron Disputed Claims Reserve
By: BDHLR, LLC, as Disbursing Agent

/s/ John J. Ray, III
John J. Ray, III, President